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UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Noble Drilling Corporation
- -------------------------------------------------------------------
(Name of Issuer)


Common Stock**
- -------------------------------------------------------------------
(Title of Class of Securities)


65504210
- --------------
(CUSIP NUMBER)

Check the following box if a fee is being paid with this statement.[X] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ---------------
**The amount reflected in Item 9 of the cover pages may include common stock issuable upon conversion of convertible preferred stock (the "Preferred Stock") (CUSIP 65504230). In the aggregate, Merrill Lynch & Co., Inc. may be deemed to beneficially own 1,216,151 shares of Common Stock and 497,000 shares of Preferred Stock.

Page 2 of 12 Pages


CUSIP NO. 68230310                13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch & Co., Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

5,144,443

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

5,144,443

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,144,443

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.6%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 3 of 12 Pages


CUSIP NO.    65504230               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch Group, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

5,134,276

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

5,134,276

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,134,276

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.6%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 4 of 12 Pages


CUSIP NO.    65504210               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Princeton Services, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

5,134,276

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

5,134,276

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,134,276

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.6%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 5 of 12 Pages


CUSIP NO.   655042210               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch Asset Management, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

5,014,276

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

5,014,276

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,014,276

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.4%

12. TYPE OF REPORTING PERSON*

IA, PN

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 6 of 12 Pages


CUSIP NO.    65504210               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch Global Allocation Fund, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

4,708,226

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

4,708,226

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,708,226

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.0%

12. TYPE OF REPORTING PERSON*

IV

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 7 of 12 Pages

                    SCHEDULE 13G


ITEM 1 (a)  Name of Issuer:
            --------------

            Noble Drilling Corporation

ITEM 1 (b)  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            10370 Richmond Avenue
            Suite 400
            Houston, Texas   77042

ITEM 2 (a)  Name of Persons Filing:
            ---------------------

            Merrill Lynch & Co., Inc.
            Merrill Lynch Group, Inc..
            Princeton Services, Inc.
            Merrill Lynch Asset Management, L.P.
            Merrill Lynch Global Allocation Fund, Inc.

ITEM 2 (b)  Address of Principal Business Office or, if none, Residence:
            -----------------------------------------------------------

Merrill Lynch & Co., Inc.
World Financial Center, North Tower
250 Vesey Street
New York, New York  10281

Merrill Lynch Group, Inc.
World Financial Center, North Tower
250 Vesey Street
New York, New York  10281

Princeton Services, Inc.
800 Scudders Mills Road
Plainsboro, New Jersey  08536

Merrill Lynch Asset Management, L.P.
800 Scudders Mills Road
Plainsboro, New Jersey  08536

Merrill Lynch Global Allocation Fund, Inc.
800 Scudders Mills Road
Plainsboro, New Jersey  08536

Page 8 of 12 Pages


ITEM 2 (c)  Citizenship:
            -----------

See Item 4 of Cover Pages

ITEM 2 (d)  Title of Class of Securities:
            ----------------------------

Common Stock

ITEM 2 (e)  CUSIP NUMBER:

65504210

ITEM 3
   Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("ML
Group") and Princeton Services, Inc. ("PSI") are parent holding companies, in accordance with (S) 240.13d-1(b) (ii) (G). Merrill Lynch Asset Management, L.P. (d/b/a) Merrill Lynch Asset Management ("MLAM") is an investment adviser registered under (S) 203 of the Investment Advisers Act of 1940. Merrill Lynch Global Allocation Fund, Inc. (the "Fund") is an investment company registered under Section 8 of the Investment Company Act of 1940.

ITEM 4  Ownership
        ---------

(a)  Amount Beneficially Owned:

   See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML&Co., ML Group, PSI, MLAM and the Fund (the "Reporting Persons") disclaim beneficial ownership of the securities of Noble Drilling Corporation (the "Company") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of the Company covered by this statement.

(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

          See Item 5 of Cover Pages

    (ii)  shared power to vote or to direct the vote:

          See Item 6 of the Cover Pages

   (iii)  sole power to dispose of or to direct the disposition of:

          See Item 7 of Cover Pages

Page 9 of 12 Pages



    (iv)  share power to dispose of or direct the disposition of:

          See Item 8 of Cover Pages

ITEM 5  Ownership of Five Percent or Less of a Class.
        --------------------------------------------

Not Applicable

ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

  MLAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and acts as an investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940. With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities. Merrill Lynch Global Allocation Fund, Inc., a reporting person on this Schedule 13G for which MLAM serves as investment adviser, has an interest that relates to more than 5% of the class of securities reported herein. No other person has an interest that relates to more than 5% of the class of securities reported herein.

ITEM 7   Identification and Classification of the Subsidiary Which
         ---------------------------------------------------------
  Acquired the Security Being Reported on by the Parent Holding Company.
  ---------------------------------------------------------------------

See Exhibit A

ITEM 8   Identification and Classification of Members of the Group.
         ----------------------------------------------------------

Not Applicable

Page 10 of 12 Pages


ITEM 9  Notice of Dissolution of Group.
        ------------------------------

Not Applicable

ITEM 10  Certification
         -------------

    By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.
- ---------

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 19, 1995

Merrill Lynch & Co, Inc.

/s/ David L. Dick
- ----------------------------
Name: David L. Dick
Title:  Assistant Secretary


Merrill Lynch Group, Inc.

/s/ David L. Dick
- -----------------------------
Name: David L. Dick
Title:  Secretary


Princeton Services, Inc.

/s/ David L. Dick
- -----------------------------
Name:  David L. Dick
Title:  Attorney-In-Fact*


- ------------------------------------
* Signed pursuant to a power of attorney, dated February 10, 1994, included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch Group, Inc. et. al. on February 14, 1994 with respect to Dial REIT Inc.

Page 11 of 12 Pages


Merrill Lynch Asset Management, L.P.
By: Princeton Services, Inc. (General Partner)

/s/ David L. Dick
- -------------------------
Name:   David L. Dick
Title Attorney-In-Fact*


Merrill Lynch Global Allocation Fund, Inc.

/s/ David L. Dick
- --------------------------
Name: David L. Dick
Title:  Attorney-In-Fact**

* Signed pursuant to a power of attorney, dated February 10, 1994, included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co, Inc. et. al. on February 14, 1994 with respect to Dial REIT Inc.


** Signed pursuant to a power of attorney, dated February 10, 1994, included as an Exhibit to this Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc. et.al. on February 14, 1994 with respect to Dial REIT, Inc.

Page 12 of 12 Pages

                        EXHIBIT A TO SCHEDULE 13G
                        -------------------------

                    ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                    -----------------------------------------

   Three of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"), and Princeton Services, Inc. ("PSI") a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, are parent holding companies pursuant to Rule 240
(S)240 13d-1(b) (1) (ii) (G).  Pursuant to the instructions in Item 7 of
Schedule 13G, the relevant subsidiaries of ML&Co. are Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Delaware Corporation with its principal place and business at 250 Vesey Street, New York, New York, ("MLPF&S"), ML Group and PSI, which is the general partner of Merrill Lynch Assset Management, L.P. (d/b/a) Merrill Lynch Asset Management ("MLAM") and Fund Asset Management, L.P. (d/b/a) Fund Asset Management ("FAM"). The relevant subsidiary of Merrill Lynch
Group is PSI.

    MLFP&S is a wholly-owned subsidiary of ML&Co. and a broker-dealer
registered pursuant to the Securities Exchage Act of 1934.   MLPF&S may be
deemed the beneficial owner of less than 5% of the common stock of Noble Drilling Corporation (the "Company") as a reuslt of its proprietary trading activity.

    ML Group, a wholly-owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 6.6% of the common stock of the Company by virtue of its control of its wholly-owned subsidiary, PSI.

    PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 6.6% of the common stock of the Company by virtue of its being the general partner of MLAM and FAM.

    MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed to be the beneficial owner of 6.4% of the common stock of the Company as a result of acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

    One registered investment company advised by MLAM, Merrill Lynch Global Allocation Fund, Inc. (the "Fund"), is the beneficial owner of 6.0% of the common stock of the Company.

    FAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. FAM may be deemed to be the beneficial owner of less than 5% of the common stock of the Company as a result of its acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

    Pursuant to (S)240.13d-4, ML & Co., ML Group, MLPF&S, PSI, MLAM, FAM and the Fund disclaim beneficial ownership of the securities of the Company, and the filing of this Schedule 13G shall not be construed as an admission that any such entity is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of the Company, other than, in the case of ML & Co. and MLPF&S, securities of the Company held by MLPF&S in proprietary accounts.